Norman Cay Developments Inc.

4472 Winding Lane, Stevensville, MI 49127 tel: 269-429-7002

August 5, 2010

Kathleen Krebs

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Norman Cay Development Inc.

File No. 333-167284

SEC Comment letter dated July 30, 2010

Dear Ms. Krebs:

Norman Cay Development Inc. (the “Company”), a Nevada corporation, has received and reviewed your letter of July 30, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on June 3, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated July 30, 2010.

Prospectus Cover Page

1.

We substantially reissue comment two from our letter dated June 25, 2010. Because this is a best efforts, no minimum offering, please revise the prospectus cover page, Use of Proceeds, Capitalization, and Management's Discussion and Analysis Section to reflect the sale of varying amounts of the total amount being offered. At a minimum, revise your disclosure to show the impact of 10%, 50%, and 100% of the shares being sold.

RESPONSE:   We have amended the Filing to reflect the impact that receiving a nominal amount of funds (10%) would have on the Prospectus Cover Page. We have augmented our disclosures throughout the Filing to reflect the sale of various percentages of the total amount of the shares being offered.

2.

Please insert on the prospectus cover page the disclosure requested in comment three from our letter dated June 25, 2010 about the limitations on resales by purchasers in the offering due to the shell company status of the company.

RESPONSE:  We have added the requested disclosure to the Prospectus Cover Page.

Prospectus Summary, page 6

3.

You disclose in the penultimate paragraph on page 6 that "the Company intends to begin operations in the coming months and believes it will be able to do so even if no funds are raised hereunder." Disclose the basis for the company's belief. Explain exactly what you mean by "begin operations." Disclose how, if you raise no funds from the offering, you will be able to pay for the costs of the offering, meet the costs of being a reporting company and begin operations. Provide quantified disclosure.

RESPONSE:  We amended the Filing to include augmented disclosures regarding the Company's plan of operations.

4.

As requested in comment five from our letter dated June 25, 2010, disclose in the prospectus summary whether Ms. Guidarelli, the company, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

RESPONSE:   We have added the requested disclosure to the Prospectus Summary.

Summary of the Offering, page 7

5.

Revise this section so that it is clear that the company may receive no or minimal proceeds from the offering.

RESPONSE:   We have added the requested disclosure to the Summary of the Offering.

Risk Factors, page 8

Shareholders who hold unregistered securities of our common stock are subject to resale restrictions pursuant to

Rule 144, due to our status as a "shell company," page 9

6.

Please revise this risk factor and your references to "unregistered" securities. The resale limitations of Rule 144(i) apply to unrestricted as well as restricted securities. Refer to Section II.F.6 of SEC Release No. 33-8869 (December 6, 2007), available on our website at http://www.scc.gov/rules/final/finalarchi

ve/finalarchive2007.shtml.

RESPONSE:  We have amended the risk factor to include the 144(i) resale limitations as the same relates to both unrestricted and restricted shares of the Company's common stock.

Key management personnel may leave the company...page II

7.

We reissue comment 14 from our letter dated June 25, 2010, Revise this risk factor disclosure and subheading to focus on the fact that you are dependent upon your sole officer and director, who lacks experience in your proposed business and devotes her time to her other businesses.

RESPONSE:  We have added the requested disclosures including new risk factors specifically dealing with our sole officer and director's inexperience, and involvement with other activities.

Use of Proceeds, page 13

8.

We reissue comment 15 from our letter dated June 25, 2010, Please revise to disclose how you determined the net proceeds from this offering will allow you to operate for the next 12 months. Clarify what your intended business activities will be the next 12 months.

RESPONSE:  We have included an expanded discussion of our intended use of proceeds and have added expanded disclosure of our intended business activities over the next 12 months, under the "Business" section.

Market for Common Equity and Related Shareholder Matters, page 17

No Public Market for our Common Stock, page 17

9.

Please revise your reference to your applying for trading of your common stock on the over-the-counter bulletin board. The over-the-counter bulletin board is not an issuer listing service, market or exchange, and there is no business relationship between the over-the-counter bulletin board and the issuer. Instead, explain how a company's stock becomes eligible and remain eligible for quotation by a market maker.

RESPONSE:  We have revised the Filing accordingly.

Management's Discussion and Analysis, page 20

10.

We reissue comment 17 from our letter dated June 25, 2010. In this section, please reference your auditor's substantial doubt of your ability to continue as a going concern.

RESPONSE:  We have amended the Filing accordingly.

_________________________________________________________________________

11.

We reissue comment 18 from our letter dated June 25, 2010. Please revise to provide a time line for achieving each step in your proposed business plan and the associated costs. For example, disclose your costs for obtaining a resellers license, leasing all building out a storefront or kiosk, buying the necessary start-up equipment, hiring employees, and generally starting operations. Discuss when you expect to complete each step. Explain how you intend to fund these costs, taking into account the various levels of proceeds from the offering, the offering costs, the costs of being a reporting company and your lack of an external credit facility.

RESPONSE:  We have amended the Filing accordingly.

12.

We reissue comment 19 from our letter dated June 25, 2010. You disclose that you have financed your operating and cash flow needs through debt financing from private investors. Please disclose the amount of funding you have received and the material terms of the loans. In this regard, we note your disclosure in Note 3 and Note 6 to the financial statements that you issued a note payable on April 29, 2010 for $9,928 and a note payable on May 10, 2010 for $20,000. Discuss how these notes impact your liquidity and how you intend to satisfy your obligations under the notes. File your material debt agreements as exhibits.

RESPONSE:  We have added the requested disclosure to the section “Liquidity and Capital Resources”.

Executive compensation, page 22

13.

Please confirm that the dollar value reported in the column "Stock Awards ($)(e)" represents the grant date aggregate fair value of the stock award computed in accordance with FASB ASC Topic 718 rather than the aggregate number of shares underlying the award. Refer to Regulation S-K Item 402(n)(v) and the Instructions to Item 402(n)(2)(vi) and (vi).

RESPONSE:  We have amended the Filing accordingly.

Financial Statements, page F-1

14.

It is unclear to us why you have removed the report of your independent registered public accounting firm. In this regard, we note at Exhibit 23 that the auditors have consented to the inclusion of such report in your filing. Please revise your filing to include an audit report and a currently dated consent.

RESPONSE:  We have amended the Filing accordingly.

Exhibits

15.

Please revise your reference to Exhibit 5.1 in the exhibit index so that it refers to the opinion of counsel and not to the consent of counsel.

RESPONSE:  We have amended the Filing accordingly.

Exhibit 5.1

16.

We note that counsel opines that "the outstanding Shares described in the Registration Statement, are legally issued, fully paid and non-assessable;" however, the company is offering newly issued shares pursuant to the registration statement. Please have counsel revise its opinion accordingly.

RESPONSE:  We have requested and received an updated opinion from counsel, which is attached to the Filing as Exhibit 5.1.

In connection with the Company’s responding to the comments set forth in the July 30, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

_________________________________________________________________________

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Shelly Guidarelli

Shelly Guidarelli

_________________________________________________________________________

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